Joey New York, Inc.
Trump Tower 1, 16001 Collins Ave. #3202
 Sunny Isles Beach, FL 33160

June 12, 2014

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Blaise Rhodes
Senior Staff Accountant
Office of Beverages, Apparel and Mining
202 551-3774

Re:	Joey New York, Inc.
Form 8-K, Filed May 16, 2014
Amendment No. 1 to Form 8-K, Filed May 29, 2014
File No. 333-180954

Ladies and Gentlemen:

Joey New York Inc. (the "Company"), in connection with its filing of the above referenced Form 8-K, Filed May 16, 2014 and Amendment No. 1 to Form 8-K, Filed May 29, 2014 (File No. 333-180954), hereby responds to the Staff's comments raised in the Staff’s comment letter dated May 29, 2014. For ease of reference, the Staff's four comments are reproduced below in their entirety, and the Company's responses immediately follow.

Form 8-K/A filed May 29, 2014

Item 4.01

1.  If Messineo & Co., CPAs, LLC was not the auditor of both Joey New York, Inc. (formerly Pronto, Corp) and RAR Beauty, LLC prior to their reverse recapitalization transaction, a change in accountants has occurred.  If so, please amend your Form 8-K to provide the disclosures required by Item 304 of Regulation S-K under Item 4.01.

Company Response.

On June 3, 2014 we filed a Current Report on Form 8-K disclosing the change of certifying accountants for the registrant, Joey New York, Inc. under Item 4.01 to LL Bradford and they will be continuing as the certifying accountant for the registrant.

Securities and Exchange Commission
June 12, 2014

We acknowledge and confirm to you that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Joey Chancis
Joey Chancis
Chief Executive Officer
Joey New York, Inc.